                                                                    EXHIBIT 12.2

             CHANCELLOR RADIO BROADCASTING COMPANY AND SUBSIDIARIES

           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                                 (IN THOUSANDS)

                                                                                     ACTUAL      ACTUAL
                                                                                     QUARTER     QUARTER
                                               YEAR ENDED DECEMBER 31,                ENDED       ENDED
                                     --------------------------------------------   MARCH 31,   MARCH 31,
                                      1992     1993     1994     1995      1996       1996        1997
                                     ------   ------   ------   -------   -------   ---------   ---------
Earnings:
Income (loss) before income
  taxes............................     920    2,699    1,876    (7,731)    1,897     (4,986)     (4,948)
Fixed charges......................     789      768    5,323    18,391    36,804      7,922      11,695
                                     ------   ------   ------   -------   -------    -------     -------
Earnings as adjusted(A)............   1,709    3,467    7,199    10,660    38,701      2,936       6,747
                                     ======   ======   ======   =======   =======    =======     =======
Fixed Charges:
  Interest expense.................     724      700    5,247    18,115    35,704      7,647      11,420
  Rents under leases representative
     of an interest factor(1)......      65       68       76       276     1,100        275         275
                                     ------   ------   ------   -------   -------    -------     -------
Fixed charges as adjusted(B).......     789      768    5,323    18,391    36,804      7,922      11,695
Preferred stock dividends(2).......      --       --       --        --    19,262      2,767      13,558
                                     ------   ------   ------   -------   -------    -------     -------
Total fixed charges and preferred
  stock dividends(B)...............     789      768    5,323    18,391    56,066     10,689      25,253
                                     ======   ======   ======   =======   =======    =======     =======
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends (A) divided by (B).....   2.17x    4.51x    1.35x        --        --         --          --
Deficiency of earnings to combined
  fixed charges and preferred stock
  dividends (B) minus (A)..........  $   --   $   --   $   --   $ 7,731   $17,365    $ 7,753     $18,506

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(1) Management of CRBC believes approximately one-third of rental and lease expense is representative of the interest component of rent expense.

(2) Represents pretax earnings required to cover preferred stock dividends.